SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	November	2011
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
8 King Street East, Suite 1201, Toronto, Ontario, Canada M5C 1B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release, dated November 24, 2011.

Document 1

For Immediate Release	November 24, 2011
RM: 18 – 11

Crystallex informed of TSX Listing Review

TORONTO, ONTARIO, November 24, 2011 – Crystallex International Corporation (TSX: KRY) (OTCQB: CRYXF) (“Crystallex” or the “Company”) reported that it has received a letter from the Toronto Stock Exchange (“TSX”) regarding Crystallex’s eligibility for continued listing on the TSX.

On October 5, 2011, the Company received a letter from the Compliance and Disclosure department of the TSX requesting that the Company provide information regarding its current operating activities as part of a fact-gathering process related to meeting the TSX's continuous listing requirements. The letter stated that if the TSX determines that the Company has discontinued a substantial portion of its business, the Company will be required to meet the original listing requirements (“OLR”) of the TSX. If the Company fails to provide an acceptable plan to the TSX of how it intends to meet the OLR in the short term, the TSX will initiate a delisting review. On November 11, 2011, the Company provided its response and a plan to the TSX regarding the Company's efforts to maintain compliance and continue its listing on the TSX.

On November 23, 2011, Crystallex received a letter from the TSX advising the Company that the TSX was reviewing the eligibility for continued listing on TSX of the common shares of the Company pursuant to Part VII of the TSX Company Manual, under the Expedited Review Process as described in Section 707(b) of the TSX Company Manual. The Continued Listing Committee of the TSX has scheduled a meeting for December 5, 2011, to consider whether or not to suspend trading in and delist the common shares of the Company.

There can be no assurance that the Company will be able to meet the OLR and may be delisted. Management is evaluating alternative listing options. Crystallex shares trade in the US on the OTCQB market.

About Crystallex

Crystallex International Corporation is a Canadian based mining company, with a focus on acquiring, exploring, developing and operating mining projects. Crystallex has successfully operated an open pit mine in Uruguay and developed and operated three gold mines in Venezuela. The Company’s principal asset is its international claim in relation to its investment in the Las Cristinas gold project located in Bolivar State, Venezuela. The Company continues to evaluate mining projects in which it can bring additional expertise to create value for the participants.

For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS: Certain statements included or incorporated by reference in this Press Release, including information as to the future financial or operating performance of the Company and its subsidiaries, constitute forward-looking statements. The words “will”, “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “schedule” and similar expressions identify forward-looking statements. See “Risk Factors” section of the Company’s MD&A. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward looking statements due to the inherent uncertainty therein. Forward-looking statements are made as of the date of this Press Release and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	November 24, 2011	By:	/s/ Robert Crombie
			Name:	Robert Crombie
			Title:	President